SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Ethanol Pipeline Distribution System

Rio de Janeiro, July 7, 2010 – Petróleo Brasileiro S.A. – Petrobras announces that the Brazilian Institute of the Environment and Renewable Natural Resources – IBAMA issued the Preliminary License (PL) for the implantation of the Ethanol Pipeline Distribution System.

The project is being conducted by PMCC Projetos de Transporte de Álcool S.A, a partnership between Petrobras, Mitsui&Co.LTD and Camargo Corrêa S/A. The system is going to transport ethanol from the producing regions in the Mid-West, Minas Gerais and São Paulo to the large consuming centers of São Paulo and Rio de Janeiro. The estimated investment is US$ 1.1 billion.

The pipeline will have 542 km in length, with capacity to transport up to 12.9 million cubic meters of ethanol per year, and will be built using existing pipeline sections aiming to   minimize the environmental impacts. It will connect Uberaba (Minas Gerais-MG) to Vale do Paraíba (São Paulo-SP), crossing through 33 cities, and then it will be connected to others already existing pipelines in the states of São Paulo and Rio de Janeiro.

Two Collection Centers will also be implemented, one in Uberaba – MG and another in Ribeirão Preto – SP, aimed at receiving the ethanol from the production plants, mainly through road transportation.

The Companies’ plans foresee the expansion of the network to the Senador Canedo Terminal (GO) and new pipelines connecting Paulínia to the Paraná-Tietê Waterway and to the São Sebastião maritime terminal.

The Companies are going to work to comply with the conditions of the Preliminary License to obtain the Installation License this year, which allows the beginning of the construction.  The goal is to start up the operation of the pipeline in the second half of 2011.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.